UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. 5)



                   Hallwood Realty Partners, L.P.
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                          (Name of Issuer)

          Units Representing Limited Partnership Interests
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                     (Title Class of Securities)

                               40636T5
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                           (CUSIP Number)
                            David Klafter
                        Gotham Partners, L.P.
                           237 Park Avenue
                      New York, New York  10017
                                 and
                         Peter Golden, Esq.
              Fried, Frank, Harris, Shriver & Jacobson
                         One New York Plaza
                      New York, New York  10004
                           (212) 859-8000
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 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)
                           October 3, 1996
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       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        SCHEDULE 13D

CUSIP No.    40636T5                      Page  2  of  5  Pages
          ----------                           ---    ---


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Gotham Partners, L.P.    13-3700768
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (A) [ ]   (B)[ ]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

             WC
   5     CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)         [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
 NUMBER  7     SOLE VOTING POWER
   OF
 SHARES           247,994
BENEFICI 8     SHARED VOTING POWER
  ALLY
 OWNED             0
BY EACH  9     SOLE DISPOSITIVE POWER
REPORT-
  ING             247,994
 PERSON  10     SHARED DISPOSITIVE POWER
  WITH
                   0
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             247,994
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                       [ ]


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             14.82%
   14    TYPE OF REPORTING PERSON*

             PN



This Amendment No. 5 amends and supplements the Schedule 13D (the "Schedule 13D") relating to the Units representing limited partnership interests (the "Units") of Hallwood Realty Partners, L.P., a publicly-traded Delaware partnership (the "Partnership"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"). Capitalized terms used and not defined herein have the meaning set forth in the Schedule 13D.


                             *     *     *

Item 3 is hereby amended to add the following information:


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the 12,800 Units reported by this Amendment No. 5 was approximately $369,118 and was obtained from the general funds of Gotham.


Item 4 is hereby amended to add the following information:


ITEM 4. PURPOSE OF TRANSACTION

     Shortly after the filing of Amendment No. 4 to the Schedule 13D, Gotham was contacted by representatives of the Partnership's General Partner who invited it to meet to discuss the Partnership. At that time Gotham postponed the opportunity to meet with these representatives.

     On October 3, 1996, Gotham contacted the General Partner and confirmed a meeting with management on October 11, 1996. At the meeting, Gotham hopes to discuss a wide range of issues with representatives of the General Partner which may include: management's past and current strategies for creating real estate and Partnership value; management's historical, current and future actions with respect to the Partnership and its assets; and any other issues that may arise in the course of discussion.

Item 5 is hereby amended to add the following information:

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

     (a) Gotham owns 247,994 Units as of the date of this Amendment No. 5, representing an aggregate of approximately 14.82% of the outstanding Units (based upon 1,673,005 Units reported to be outstanding as of July 22, 1966 in the Partnership's Quarterly Report on Form 10-Q for the period ended June 30, 1996).

     (b) On July 30, 1996 Gotham purchased 5,800 Units at a price of $29.1721 per Unit and on September 4, 1996 Gotham purchased 7,000
Units at a price of $28.56 per Unit. Both purchases took place in open-market transactions on the American Stock Exchange.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 4, 1996

                         GOTHAM PARTNERS, L.P.

                         By:Section H Partners, L.P.
                            its general partner


                         By:Karenina Corp.,
                            a general partner

                            By:/s/ William A. Ackman
                                ----------------------
                                William A. Ackman
                                President